As filed with the Securities and Exchange Commission on October 29, 2003
                           Registration No. 333-74992
         ---------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           GRAVITY SPIN HOLDINGS, INC.

Nevada                7380                   98-0351859            38911R 10 8
(State or other       (Primary Standard      (I.R.S. Employer      CUSIP Number
jurisdiction of       Industrial             Identification
incorporation or      Classification         Number)
organization)         Number)

          3110 E. Sunset Road, Suite H-1, Las Vegas, Nevada USA, 89120
                               (registered office)

                        60 Bristol Road East, Suite 442,
                         Mississauga, ON Canada L4Z 3K8
                               (operating office)

                      Tel (905) 795 2521 Fax (905) 795-0655

                                  With copy to:

                                 Stepp Law Group
                          32 Executive Park, Suite 105
                            Irvine, California 92614
                      Tel: (949)660-9700 Fax: (949)660-9010
                               (Agent for Service)



(Check one):  [X] Form 10-K  [ ] Form 20-K   [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended: July 31, 2003

[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended: July 31, 2003

PART I -- REGISTRANT INFORMATION
--------------------------------

Gravity Spin Holdings, Inc.
60 Bristol Road East, Suite 442,
Mississauga, ON Canada L4Z 3K8


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
---------------------

The Registrant's recent activities have delayed the preparation and review of the report which is due October 29, 2003.


PART IV -- OTHER INFORMATION
----------------------------

The name and telephone number of person to contact in regard to this notification is Bruce Turner, telephone: (905) 795-2521.

To date we have not had any other periodic reports to file as required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s).

We do not anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

Gravity Spin Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     October 29, 2003            By  /s/ Bruce Turner
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                                       Bruce Turner, Director, President and CEO